 genius products, inc.

November 17, 2008

Via EDGAR and Facsimile

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:  Lyn Shenk, Branch Chief

Re:	Genius Products, Inc.
File No. 000-27915
Form 10-K: For the fiscal year ended December 31, 2007

Ladies and Gentlemen:

We respectfully submit below the responses of Genius Products, Inc. (the “Company”) to the comments of the Staff of the United States Securities and Exchange Commission (“SEC”) regarding our annual report on Form 10-K for the fiscal year ended December 31, 2007 (the “10-K”) and contained in your letter dated October 28, 2008 (the “October 28 Letter”).   For your convenience, we have included your comments from the October 28 Letter, each immediately followed by the Company’s response.  Along with the EDGAR-filed copy, we are concurrently delivering a courtesy hard copy of our response to the Staff’s attention.

Form 10-K:  For the fiscal year ended December 31, 2007

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Allowance for sales returns, price protection, customer discounts, customer deductions, and bad debts, page 18

1.
We have reviewed your responses to our prior comment numbers one and two.  We note from your response to our prior comment number one that Genius Products, LLC (the “Distributor”) permits its customers to return any products sold to them, regardless of the amount of product returned or the timing of returns relative to the date of the original sale.  In this regard, it appears that the Distributor’s management must estimate the amount of product that may not be sold to an end user by the Distributor’s customers, in order to estimate the appropriate allowance for sales returns that should be recorded at the time of sale.  Given the degree of judgment and complexity of assumptions required to estimate the amount of sales returns, as well as the impact the estimate of sales returns has on the Distributor’s reported results of operation, we believe you should expand your “Critical Accounting Policies” disclosure regarding the Distributor’s allowance for sales returns to provide detailed information including, but not limited to, the following:

 genius products, inc.

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how the Distributor has arrived as its estimates of the sales returns allowance recorded for the periods presented in your financial statements – including the method of estimation, the material judgments and assumptions underlying the Distributor’s method of estimation, the basis of the Distributor’s material judgments and assumptions, and known factors impacting the Distributors assumptions and/or estimates;

•	how accurate the Distributor’s estimates of returns and the underlying assumptions have been in the past;

•	how much the Distributor’s estimates of returns and the underlying assumptions have changed in the past;

•
whether the Distributor’s estimates of returns and/or the underlying assumptions are reasonably likely to change in the future, as well as why such estimates and/or assumptions bear the risk of change;

•
the uncertainties that could materially affect the Distributor’s estimates of the sales return allowance or underlying assumptions (e.g., underachievement in sales of certain titles by your customers);

•	the likelihood that materially different amounts would be reported under different conditions or assumptions.

With regard to your discussion of the accuracy of the Distributor’s estimates and assumptions in the past, please specifically compare, on a separate basis, the actual sales returns related to sales occurring in fiscal year 2006 and fiscal year 2007 to the allowance for sales returns recorded in each of those respective years.  In addition, to the extent that there have been material changes in your estimates of returns or the underlying assumptions in the past, or there could be material changes in the future, discuss the factors resulting in such adjustments.  Please provide your proposed expanded disclosure as part of your response.  Refer to our interpretive release “Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Operations” for further guidance.

RESPONSE:

We acknowledge the Staff’s comment and confirm that the Company will include, in its future filings under “Critical Accounting Policies”, an expanded disclosure regarding the Distributor’s allowance for sales returns and incorporating the information requested above.  The Company will provide to the Staff a supplementary sample of our proposed expanded disclosure.

2.
We have reviewed your response to our prior comment number 3, and it appears that the Distributor’s estimates of price protection reserves also require management to make significant judgments and assumptions regarding the sales activity of the Distributor’s customers.  Given that those judgments and assumptions affect the amount of revenue recognized by the Distributor upon consummation of a sales transaction, please expand your “Critical Accounting Policies” disclosure regarding price protection reserves to provide information similar to that which we have requested regarding the Distributor’s allowance for sales return estimates.  Please provide your proposed expanded disclosure as part of your response.  Refer to our interpretive release “Commission Guidance Regarding Management’s Discussion and Analysis of Financial Conditions and Operations” for further guidance.

RESPONSE:

We acknowledge the Staff’s comment and confirm that the Company will include, in its future filings under “Critical Accounting Policies”, an expanded disclosure regarding price protection reserves and incorporating the information requested above.   The Company will provide to the Staff a supplementary sample of our proposed expanded disclosure.

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 genius products, inc.

In addition to the above-discussed matters, we also advise the Staff that based upon our further review and analysis of the Staff’s comment number 12 (included in its original letter to us dated September 18, 2008), the Company is currently preparing and will file an amendment to the its Current Report on Form 8-K originally filed on October 14, 2008, with respect to the restatement of certain of the Company’s and the Distributor’s previously filed financial statements.  As discussed during my conversation with Lyn Shenk and Jeffrey Sears on Thursday, November 6, 2008, these restatements relate to an error in the application of generally accepted accounting principles with respect to the accounting classification and measurement of certain redemption rights of the holders of the Distributor’s Class W Units.  The Distributor’s prior accounting methodology did not properly classify or measure the above-referenced Class W Units as redeemable securities in accordance with EITF D-98, “Classification and Measurement of Redeemable Securities.”  In connection with these restatements, the Distributor will recognize the fair market value of such redeemable securities outside of permanent equity in the Distributor’s previously issued financial statements and the Company will reflect this accounting change in the footnote contained in the Company’s unaudited interim consolidated financial statements which includes the balance sheet of the Distributor.

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We acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to comments from SEC staff do not foreclose the SEC from taking any action with respect to the filing; and

•	The Company may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please advise us if we can provide any further information or assistance to facilitate your review.  Please direct any further comments or questions regarding these filings or this response letter to the undersigned at (310) 401-2389.  Our facsimile is (310) 401-2201.

Sincerely,

Edward J. Byrnes
Chief Financial Officer

cc
Trevor Drinkwater
Stephen K. Bannon
Matthew Smith